Exhibit 99

Name:                      Nye Telenor East Invest AS

Address:                   Snaroyveien 30, N-1331 Fornebu, Norway

Issuer & Ticker Symbol:    Golden Telecom, Inc. (GLDN)

Date of Event
Requiring Statement:       December 1, 2003


                            EXPLANATION OF RESPONSES

      Nye Telenor East Invest AS ("Telenor") has acquired 7,329,972 shares (the "Shares") of common stock, par value $0.01 per share (the "Common Stock"), of Golden Telecom, Inc. ("GTI"). The Shares came from the following four sources:
(i) 127,178 shares of Common Stock were acquired in open market purchases; (ii) 60,000 shares of Common Stock were purchased in a privately negotiated transaction with two institutional investors; (iii) 135,000 shares of Common Stock were acquired from certain participants (each, a "Selling Option Holder") in the 1999 Golden Telecom, Inc. Equity Participation Plan (the "Plan"); and
(iv) 7,007,794 shares of Common Stock were acquired from GTI in exchange for the sale and transfer by Telenor to SFMT-CIS, Inc., a Delaware corporation and a wholly-owned subsidiary of GTI ("SFMT"), of shares of capital stock in OAO "Comincom", a Russian open joint stock company ("Comincom").

      Telenor acquired 127,178 shares of Common Stock between November 18, 2003 and November 25, 2003 in transactions effected on the Nasdaq Stock Market at prices ranging from $25.73 per share to $28.50 per share.

      Telenor acquired 60,000 shares of Common Stock on November 28, 2003 from Cavendish Nominees Limited ("Cavendish"), a Guernsey limited liability company, and First NIS Regional Fund SICAV ("First NIS"), a Luxembourg private institutional fund, pursuant to the terms of a Share Purchase Agreement dated as of November 28, 2003 (the "Share Purchase Agreement") by and among Telenor, Cavendish and First NIS. Under the terms of the Share Purchase Agreement, Telenor paid Cavendish and First NIS $28.00 per share of Common Stock.

      Telenor acquired 135,000 shares of Common Stock on November 26, 2003 from the Selling Option Holders on the basis of an undertaking letter issued by Telenor dated November 26, 2003 (the "Undertaking Letter"). As described in the Undertaking Letter, each Selling Option Holder exercised his options to acquire certain shares of Common Stock in accordance with the Plan and instructed GTI to arrange for the shares of Common Stock to be registered in the name of Telenor. Telenor (through its agent, Morgan Stanley) paid to GTI for the account of each Selling Option Holder the aggregate exercise price with respect to each share of Common Stock and paid to each Selling Option Holder an amount equal to the difference between $30.00 and the exercise price for such Selling Option Holder's options, multiplied by the number of shares of Common Stock delivered to Telenor following such Selling Option Holder's exercise of his options. In addition, Telenor paid all fees relating to Telenor's transfer of funds to GTI and the Selling Option Holders.

      Telenor acquired 7,007,794 shares of Common Stock on December 1, 2003 from GTI pursuant to the terms of a Share Exchange Agreement dated as of August 19, 2003 (the "Share Exchange Agreement") by and among Telenor, SFMT and GTI. Under the terms of the Share Exchange

Agreement, GTI issued to Telenor 7,007,794 shares of Common Stock, constituting as of December 1, 2003 19.5% of the issued and outstanding Common Stock of GTI, after taking into account the effect of such issuance, in exchange for the sale and transfer by Telenor to SFMT of 129,292 shares of common stock, nominal value 1 Ruble per share, 541 shares of non-convertible preferred stock, nominal value 1 Ruble per share, and 29,838 shares of Class B convertible preferred stock, nominal value 1 Ruble per share, of Comincom, representing all of the outstanding shares of capital stock in Comincom with the sole exception of five shares of Comincom's common stock.

      As a result of the transactions described above, Telenor is the direct beneficial owner of the 7,329,972 Shares, which constitute 20.4% of the issued and outstanding shares of Common Stock of GTI.

      Telenor is a direct wholly owned subsidiary of Telenor Business Solutions Holding AS, and Telenor Business Solutions Holding AS is a direct wholly owned subsidiary of Telenor ASA. As a result, Telenor Business Solutions Holding AS and/or Telenor ASA may be deemed to be the indirect beneficial owner of the Shares acquired by Telenor. Neither the filing of this Form 3 nor any of its contents shall be deemed to constitute an admission that Telenor Business Solutions Holding AS or Telenor ASA is the beneficial owner of the Shares acquired by Telenor for the purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

      The transactions described above are described in more detail in the Statement on Schedule 13D, as amended, under the Securities and Exchange Act of 1934, as amended, filed by Telenor, Telenor Business Solutions Holding AS and Telenor ASA with respect to the Shares.